Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024

Condensed Consolidated Interim Statements of Financial Position
At September 30, 2025 and December 31, 2024
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$348,470	$239,329
Marketable securities	4	54,752	6,142
Trade and other receivables	5	133,910	70,035
Inventories	6	541,003	417,541
Prepaid expenses		35,882	44,529
Other current assets		18,029	6,529
Assets held for sale	7	161,063	—
		1,293,109	784,105
Non-current assets
Restricted cash		12,397	12,201
Inventories	6	318,010	277,102
Mineral properties, plant and equipment	8	8,443,008	5,564,713
Deferred income tax assets		16,444	2,339
Other non-current assets	6	225,355	73,135
Total assets		$10,308,323	$6,713,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$526,894	$268,444
Current portion of loans and borrowings	9	144,250	135,592
Current portion of deferred revenue	10	181,802	116,334
Current portion of derivative liabilities	11(b)	198,004	116,563
Other current liabilities	12	122,590	52,158
Liabilities relating to assets held for sale	7	30,999	—
		1,204,539	689,091
Non-current liabilities
Loans and borrowings	9	1,482,443	1,212,239
Deferred revenue	10	170,993	266,718
Derivative liabilities	11(b)	41,087	46,372
Reclamation and closure cost provisions	13	227,532	130,174
Deferred income tax liabilities		1,321,753	799,972
Other non-current liabilities	14	284,235	171,477
Total liabilities		4,732,582	3,316,043
Shareholders’ equity
Common shares		4,858,420	2,798,820
Reserves		98,794	74,100
Accumulated other comprehensive loss		(13,941)	(89,027)
Retained earnings		632,468	613,659
Total equity		5,575,741	3,397,552
Total liabilities and equity		$10,308,323	$6,713,595
Commitments and contingencies (notes 8(b),11(b)(ii), 22 and 23)
Subsequent events (notes 7, 9(a) and 11(b)(ii))

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income
For the three and nine months ended September 30, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024(1)	2025	2024(1)
Revenue		$819,010	$428,386	$1,721,374	$939,138
Cost of sales
Operating expense	15	(371,913)	(268,349)	(894,155)	(656,164)
Depreciation and depletion		(166,973)	(58,659)	(353,607)	(149,028)
		(538,886)	(327,008)	(1,247,762)	(805,192)
Income from mine operations		280,124	101,378	473,612	133,946

Care and maintenance expense		(27,734)	—	(72,935)	—
Exploration and evaluation expense		(11,658)	(3,758)	(17,298)	(8,882)
General and administration expense	16	(35,558)	(13,438)	(78,846)	(40,235)
Income from operations		205,174	84,182	304,533	84,829

Finance expense		(50,890)	(19,725)	(144,531)	(57,826)
Finance income		3,213	1,950	7,783	6,293
Other (expense) income	17	(42,510)	(29,646)	(68,338)	520,580
Income before income taxes		114,987	36,761	99,447	553,876

Income tax expense		(29,412)	(36,458)	(65,506)	(242,859)
Net income		$85,575	$303	$33,941	$311,017

Net income per share
Basic	18	$0.11	$—	$0.06	$0.81
Diluted	18	$0.11	$—	$0.06	$0.69
Weighted average shares outstanding
Basic	18	771,312,305	428,530,139	576,638,190	381,828,562
Diluted	18	781,873,304	434,536,738	583,596,329	461,739,017
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income
For the three and nine months ended September 30, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024(1)	2025	2024(1)
Net income		$85,575	$303	$33,941	$311,017
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation gain (loss)		—	28,805	—	(5,067)
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in the Greenstone Mine		—	—	—	31,904
Items that will not be reclassified subsequently to net income or loss:
Net increase (decrease) in fair value of marketable securities and other investments in equity instruments		59,375	541	69,352	(37,127)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments		(9,398)	—	(9,398)	—
		49,977	29,346	59,954	(10,290)
Total comprehensive income		$135,552	$29,649	$93,895	$300,727
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024(1)	2025	2024(1)
Cash provided by (used in):
Operating activities
Net income for the period		$85,575	$303	$33,941	$311,017
Adjustments for:
Depreciation and depletion		172,473	59,266	365,668	150,065
Finance expense		50,890	19,725	144,531	57,826
Amortization of deferred revenue	10	(55,988)	(4,627)	(99,237)	(10,297)
Change in fair value of derivatives		70,017	30,166	68,684	81,998
Settlements of derivatives	11(a)(i),(b)(i)	(2,831)	(7,984)	(33,124)	(3,725)
Unrealized foreign exchange (gain) loss		(2,286)	(956)	18,526	(10,314)
Gain on remeasurement of previously held interest in the Greenstone Mine		—	—	—	(579,817)
Income tax expense		29,412	36,458	65,506	242,859
Income taxes paid		(18,431)	(8,973)	(45,754)	(20,905)
Other		(6,731)	6,713	2,614	(1,169)
Operating cash flow before changes in non-cash working capital		322,100	130,091	521,355	217,538
Changes in non-cash working capital	20	(81,279)	9,390	(93,160)	(93,190)
		240,821	139,481	428,195	124,348
Investing activities
Expenditures on mineral properties, plant and equipment		(235,476)	(124,441)	(425,266)	(317,653)
Cash acquired on acquisition of Calibre Mining Corp.	3	—	—	193,107	—
Investment in Calibre Mining Corp.	3	—	—	(40,000)	—
Proceeds from disposition of marketable securities		—	—	3,023	47,992
Acquisition of Greenstone Mine		—	—	—	(704,110)
Other		904	(1,466)	(1,968)	(6,290)
		(234,572)	(125,907)	(271,104)	(980,061)
Financing activities
Drawdowns on credit facility	9	—	—	85,000	560,000
Proceeds from other financing arrangements		5,244	28,885	21,621	53,437
Repayments of other financing arrangements		(7,822)	(2,012)	(16,559)	(3,882)
Interest paid		(35,096)	(32,265)	(96,766)	(78,083)
Lease payments		(9,983)	(5,852)	(25,192)	(22,659)
Net proceeds from issuance of shares		—	—	—	335,562
Transaction costs and other		(5,325)	(2,482)	(8,006)	(10,587)
		(52,982)	(13,726)	(39,902)	833,788
Effect of foreign exchange on cash and cash equivalents		(230)	451	3,186	(2,292)
(Decrease) increase in cash and cash equivalents		(46,963)	299	120,375	(24,217)
Cash and cash equivalents – beginning of period		406,667	167,479	239,329	191,995
Cash and cash equivalents – end of period		359,704	167,778	359,704	167,778
Cash and cash equivalents classified as held for sale	7	(11,234)	—	(11,234)	—
Cash and cash equivalents, excluding cash and cash equivalents held for sale		$348,470	$167,778	$348,470	$167,778
(1)    See note 2(e)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares and options issued in connection with acquisition of Calibre Mining Corp.	3	302,842,820	1,888,026	39,663	—	—	1,927,689
Conversion of convertible notes	9(d)	21,427,419	149,426	(10,148)	—	—	139,278
Shares issued on exercise of stock options and settlement of restricted share units		4,034,442	22,501	(18,711)	—	—	3,790
Share-based compensation		—	—	13,890	—	—	13,890
Share issue costs		—	(353)	—	—	—	(353)
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net income and total comprehensive income		—	—	—	59,954	33,941	93,895
Balance – September 30, 2025		783,537,202	$4,858,420	$98,794	$(13,941)	$632,468	$5,575,741

Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in connection with acquisition of Greenstone Mine		42,000,000	217,640	—	—	—	217,640
Shares issued in public offerings		67,311,076	349,228	—	—	—	349,228
Shares issued on exercise of stock options and settlement of restricted share units		1,327,205	8,234	(5,795)	—	—	2,439
Share-based compensation		—	—	8,033	—	—	8,033
Share issue costs		—	(13,666)	—	—	—	(13,666)
Disposition of marketable securities		—	—	—	73,775	(73,775)	—
Modification of convertible notes		—	—	3,824	—	—	3,824
Net income and total comprehensive income		—	—	—	(10,290)	311,017	300,727
Balance – September 30, 2024		428,652,142	$2,647,001	$85,139	$(7,245)	$585,791	$3,310,686

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On June 17, 2025, the Company completed the acquisition of Calibre Mining Corp. (“Calibre”), a gold mining, development and exploration company (the “Calibre Acquisition”) (note 3). The results of operations of Calibre are included in these consolidated financial statements from June 17, 2025.
On May 13, 2024, the Company completed the acquisition of the remaining 40% interest in the Greenstone Mine (“Greenstone”) (the “Greenstone Acquisition”), resulting in Equinox Gold owning 100% of Greenstone.
All of the Company’s principal properties are located in the Americas. At September 30, 2025, all of the Company’s principal properties and material subsidiaries are wholly owned. Details of the Company’s principal properties and material subsidiaries are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
GRP Pan, LLC	100%	USA	Pan Mine (“Pan”)	Production
Desarrollo Minero de Nicaragua S.A.	100%	Nicaragua	La Libertad Mine Complex (“La Libertad”)	Production
Triton Minera S.A.	100%	Nicaragua	El Limon Mine Complex (“El Limon”)	Production
Mineração Aurizona S.A.	100%	Brazil	Aurizona Mine (“Aurizona”)	Production
Santa Luz Desenvolvimento Mineral Ltda	100%	Brazil	Fazenda Mine (“Fazenda”) and Santa Luz Mine (“Santa Luz”) (together referred to as the “Bahia Complex”)	Production
Mineração Riacho Dos Machados Ltda	100%	Brazil	RDM Mine (“RDM”)	Production
Marathon Gold Corporation (“Marathon”)	100%	Canada	Valentine Gold Mine (“Valentine”)	Development
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
Desarollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Development
Effective March 2025, Fazenda and Santa Luz were combined and referred to as the Bahia Complex.
On April 1, 2025, the Company suspended operations at Los Filos (note 8(a)) and classified the mine as a development project.
On October 1, 2025, the Company completed the sale of its assets located in Nevada, USA (the “Nevada Assets”), which include Pan, the Gold Rock Project and the Illipah Project. The assets and liabilities relating to the Nevada Assets were classified as held for sale at September 30, 2025 (note 7).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. These unaudited condensed consolidated interim financial statements do not include all the information required for annual financial statements prepared using International Financial Reporting Standards and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 5, 2025.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(c)Functional currency
The functional currency of the Company and its subsidiaries, including subsidiaries acquired as part of the Calibre Acquisition (note 3), is the US dollar.
(d)Material accounting policies
Except as described in note 9(c), the material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.
(e)Retrospective adjustment relating to the accounting for the Greenstone Acquisition
At December 31, 2024, the Company finalized the fair value measurements of its previously held 60% interest in Greenstone which is part of the total consideration transferred, and the assets acquired, and liabilities assumed in connection with the Greenstone Acquisition. Upon finalization of the acquisition-date fair values, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date. As a result, the Company recognized an increase of $109.5 million before tax in the gain on remeasurement of its previously held 60% interest in Greenstone ($75.1 million, net of deferred income tax expense of $34.4 million) and additional cost of sales of $5.4 million in net income for the nine months ended September 30, 2024. The Company also recognized a $6.6 million decrease in the amount of cumulative foreign currency translation loss reclassified from other comprehensive loss to retained earnings relating to its previously held 60% interest in Greenstone.
3.    CALIBRE ACQUISITION
On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre based on an exchange ratio of 0.35 Equinox Gold common shares for each Calibre common share (the “Exchange Ratio”) pursuant to a plan of arrangement. The principal property acquired by the Company in the Calibre Acquisition was Valentine. In addition, the Company acquired La Libertad, El Limon and Pan.
At the acquisition date, all outstanding stock options of Calibre were replaced with Equinox Gold stock options. The outstanding warrants and convertible notes of Calibre issued in March 2025 (the “2025 Convertible Notes”) became exercisable for Equinox Gold common shares, with the number of issuable shares and the exercise or conversion price adjusted in accordance with the Exchange Ratio.
In advance of closing of the Calibre Acquisition, the Company participated in Calibre’s private placement convertible note financing and, on March 4, 2025, purchased a convertible note with a principal amount of $40.0 million. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre for no additional consideration. The warrants, along with the convertible note, were effectively settled upon closing of the Calibre Acquisition.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

3.    CALIBRE ACQUISITION (CONTINUED)
The Calibre Acquisition was accounted for as a business combination. The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$1,888,026
Option consideration(2)	39,663
Settlement of pre-existing convertible notes receivable and warrants(3)	41,385
Total consideration transferred	$1,969,074
(1)    The fair value of the 302.8 million common shares issued to previous Calibre shareholders was determined based on the Company’s quoted common share price of C$8.46 per share on the acquisition date.
(2)    The fair value of the 9.9 million replacement stock options issued was determined using the Black-Scholes option pricing model with the following weighted average inputs: exercise price C$4.04, share price of C$8.46, expected annual volatility of 51.9%, expected life of 2.55 years, dividend yield of 0%, and discount rate of 2.6%.
(3)    The fair value of the convertible notes settled was determined using a convertible debt valuation model which considered the contractual terms of the 2025 Convertible Notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
In accordance with the acquisition method, the total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed, based on their acquisition-date fair values. The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as of the acquisition date which have been measured on a provisional basis.

	Preliminary
Assets (liabilities)	June 30, 2025	Adjustments(7)	September 30, 2025
Cash and cash equivalents	$193,107	$—	$193,107
Trade and other receivables	31,573	—	31,573
Inventories(1)	177,990	55,632	233,622
Restricted cash	11,616	—	11,616
Mineral properties, plant and equipment	2,853,622	18,894	2,872,516
Other assets	15,339	—	15,339
Accounts payable and accrued liabilities(2)	(186,159)	(37,353)	(223,512)
Loans and borrowings(3)	(340,180)	953	(339,227)
Deferred revenue(4)	(50,454)	—	(50,454)
Derivative liabilities(5)	(21,997)	—	(21,997)
Reclamation and closure cost provisions	(88,005)	—	(88,005)
Deferred income tax liabilities	(503,047)	(38,126)	(541,173)
Other liabilities(6)	(124,331)	—	(124,331)
Fair value of net assets acquired	$1,969,074	$—	$1,969,074
(1)    Of the total fair value of $233.6 million for inventories acquired, $186.9 million and $46.7 million were included in current inventories and non-current inventories, respectively.
(2)    Accrued liabilities assumed include a provision for contingent income taxes payable in connection with the Nicaraguan subsidiaries (note 23(a)).
(3)    Loans and borrowings assumed on acquisition mainly relate to the secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (“Sprott”) (the “Sprott Loan”) (note 9(b)) and the debt host component of the outstanding 2025 Convertible Notes (note 9(c)). The fair value of the 2025 Convertible Notes assumed exclude the 2025 Convertible Notes that were issued to the Company and effectively settled on the acquisition date.
(4)    The deferred revenue assumed on acquisition relates to a gold prepay arrangement under which the Company must deliver 2,500 ounces of gold per month until December 2025 (note 10(d)).
(5)    The derivative liabilities assumed on acquisition mainly relate to the conversion option component of the 2025 Convertible Notes issued to parties other than the Company and are denominated in CAD (note 9(c)).
(6)    Other liabilities assumed include obligations under an equipment financing facility. Of the total fair value of $83.4 million for obligations assumed under the equipment financing facility, $14.9 million and $68.5 million were classified as current and non-current, respectively.
(7)    During the three months ended September 30, 2025, the Company recognized adjustments to the provisional amounts recognized at June 30, 2025.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

3.    CALIBRE ACQUISITION (CONTINUED)
The fair value measurement of the assets acquired and liabilities assumed requires management to make certain judgements and estimates taking into account information available about future events, including, but not limited to, estimates of production based on current estimates of mineral reserves and resources acquired, future operating costs and capital expenditures, future gold prices, foreign exchange rates, and tax rates. The Company engaged an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed.
At September 30, 2025, the fair values of the assets acquired and liabilities assumed were determined on a provisional basis and are subject to change, pending completion of the valuation process. If new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date and that would have affected the recognition and measurement of assets acquired and liabilities assumed as of the acquisition date, the provisional amounts recognized will be retrospectively adjusted. The measurement period ends when the Company obtains the necessary information it was seeking about facts and circumstances that existed at the acquisition date, or determines that more information is not available, and must not exceed one year from the acquisition date.
For purposes of the preliminary purchase price allocation at September 30, 2025, the fair value of mineral properties was estimated based on the residual amount between the total fair value of consideration transferred and the fair values of assets acquired, excluding mineral properties, and liabilities assumed. During the measurement period, the Company expects to estimate the fair value of mineral properties using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs expected to be used in determining the fair value of mineral properties include estimates of the appropriate discount rate, foreign exchange rates, future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures.
Transaction costs incurred in connection with the Calibre Acquisition totaling $9.2 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue for the three and nine months ended September 30, 2025 includes the revenue of Calibre since the acquisition date in the amount of $282.8 million and $286.4 million, respectively. Consolidated net income for the three and nine months ended September 30, 2025 includes the net income of Calibre since the acquisition date in the amount of $8.5 million and $9.2 million, respectively. Had the Calibre Acquisition occurred on January 1, 2025, proforma unaudited consolidated revenue and net income for the nine months ended September 30, 2025 would have been approximately $2,145.8 million and $68.8 million, respectively.
4.    MARKETABLE SECURITIES
At December 31, 2024, the Company’s investment in Versamet Royalties Corporation (“Versamet”) was included in other non-current assets as the common shares of Versamet held by the Company were not publicly traded and accordingly not expected to be realized within twelve months after the reporting date. On May 20, 2025, the common shares of Versamet commenced trading on a public stock exchange. Pursuant to an escrow agreement in connection with the listing of the common shares of Versamet, the common shares held by the Company were deposited into escrow. Under the terms of the escrow agreement, 10% of the common shares deposited were released from escrow on May 20, 2025, with 15% of the deposited shares being released from escrow every six months thereafter and any remaining escrowed shares released on May 20, 2028.
At September 30, 2025, the total carrying amount of the Company’s investment in Versamet was $91.8 million, of which $36.7 million was classified as current and included in marketable securities, and $55.1 million was included in other non-current assets (December 31, 2024 – $32.3 million included in other non-current assets). During the three and nine months ended September 30, 2025, the Company recognized a gain of $47.4 million and $59.5 million, respectively, before tax, in other comprehensive income on remeasurement of the fair value of its investment in Versamet (2024 – nil).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

5.    TRADE AND OTHER RECEIVABLES

	September 30, 2025	December 31, 2024
Trade receivables	$37,288	$3,943
VAT receivables	65,166	41,808
Income taxes receivable	9,181	5,275
Other receivables	22,275	19,009
	$133,910	$70,035
6.    INVENTORIES

	September 30, 2025	December 31, 2024
Heap leach ore	$329,607	$467,719
Stockpiled ore	291,162	109,762
Work-in-process	82,032	29,454
Finished goods	10,181	14,895
Supplies	146,031	72,813
Total inventories	$859,013	$694,643

Classified and presented as:
Current	$541,003	$417,541
Non-current(1)	318,010	277,102
	$859,013	$694,643
(1)    Non-current inventories at September 30, 2025 and December 31, 2024 relate primarily to heap leach ore at Mesquite and Castle Mountain.
At September 30, 2025, the Company’s total provision for obsolete and slow-moving supplies inventories was $6.9 million (December 31, 2024 – $9.7 million).
During the three months ended September 30, 2025, the Company recognized within cost of sales, $6.2 million in reversals of write-downs of inventories relating to heap leach ore at Castle Mountain. During the nine months ended September 30, 2025, the Company recognized within cost of sales, a net write-down of $29.4 million of inventories to net realizable value, comprising $40.3 million of write-down of inventories relating to heap leach ore at Los Filos, offset by $10.9 million in reversals of write-downs relating to heap leach ore at Castle Mountain. During the three and nine months ended September 30, 2024, the Company recognized within cost of sales, $0.8 million and $3.8 million, respectively, in write-downs of inventories to net realizable value relating to work-in-process inventories at Santa Luz.
The write-down of heap leach ore at Los Filos during the nine months ended September 30, 2025 was determined using longer term gold prices as a result of the change in expected timing of recovery of the remaining ounces. Due to the indefinite suspension of operations at Los Filos, the remaining ounces on the heap leach are no longer held for sale in the ordinary course of business or in the process of production for such sale and, accordingly, the carrying amount of $98.7 million was reclassified to other non-current assets during the nine months ended September 30, 2025.
7.    ASSETS HELD FOR SALE
On August 7, 2025, the Company entered into a share purchase agreement with Minera Alamos Inc. (“Minera Alamos”) to sell its 100% interest in the Nevada Assets (the “Nevada Assets Sale”). The Nevada Assets Sale closed on October 1, 2025. The Nevada Assets include Pan, a producing gold mine, and the Gold Rock and Illipah gold development projects which were acquired by the Company as part of the Calibre Acquisition (note 3).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

7.    ASSETS HELD FOR SALE (CONTINUED)
On closing of the Nevada Assets Sale, the Company received consideration of $126.2 million, comprised of:
•$88.4 million in cash;
•$8.6 million in promissory note receivable; and
•96.8 million common shares of Minera Alamos, representing 9.15% of the issued and outstanding common shares of Minera Alamos.
The fair value of the Minera Alamos common shares received of $29.2 million was determined based on Minera Alamos’ quoted common share price of C$0.42 ($0.30) per share on the closing date of the Nevada Assets Sale. Pursuant to the share purchase agreement, the cash consideration is subject to a customary post-closing working capital adjustment.
At September 30, 2025, the Nevada Assets were classified as held for sale and measured at the lower of its carrying amount and fair value less costs to sell. Taking into account the post-closing adjustments, management determined that no impairment loss was required to be recognized on the Nevada Assets at September 30, 2025.
At September 30, 2025, the carrying amounts of the assets and liabilities relating to the Nevada Assets classified as held for sale were as follows:

Assets held for sale
Cash and cash equivalents	$11,234
Inventories	61,881
Prepaid expenses	1,407
Restricted cash	6,665
Mineral properties, plant and equipment	75,617
Other assets	4,259
161,063
Liabilities relating to assets held for sale
Accounts payable and accrued liabilities	9,725
Reclamation and closure cost provisions	16,961
Deferred income tax liabilities	4,291
Other liabilities	22
30,999
Net assets held for sale	$130,064

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2024		$4,330,703	$1,886,383	$212,260	$57,171	$6,486,517
Acquired in Calibre Acquisition	3	1,682,545	272,751	728,585	188,635	2,872,516
Additions(1)		152,565	193,209	121,969	10,011	477,754
Transfers		105,944	36,602	(142,546)	—	—
Reclassified to assets held for sale	7	(7,789)	(21,873)	—	(50,727)	(80,389)
Disposals		—	(7,871)	—	—	(7,871)
Change in reclamation and closure cost asset		30,823	—	—	—	30,823
Balance – September 30, 2025		$6,294,791	$2,359,201	$920,268	$205,090	$9,779,350

Accumulated depreciation and depletion
Balance – December 31, 2024		$555,350	$366,454	$—	$—	$921,804
Depreciation and depletion		253,690	171,230	—	—	424,920
Reclassified to assets held for sale	7	(3,624)	(1,148)	—	—	(4,772)
Disposals		—	(5,610)	—	—	(5,610)
Balance – September 30, 2025		$805,416	$530,926	$—	$—	$1,336,342
Net book value
At December 31, 2024		$3,775,353	$1,519,929	$212,260	$57,171	$5,564,713
At September 30, 2025		$5,489,375	$1,828,275	$920,268	$205,090	$8,443,008
(1)Additions for the nine months ended September 30, 2025 include the following non-cash additions: $41.3 million in additions to right-of-use assets included in plant and equipment and $6.6 million and $3.5 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $12.6 million of borrowing costs incurred were capitalized to construction-in-progress.
(a)Impairment indicator
The Company had been renegotiating its land access agreements with the three communities where Los Filos is located. New agreements were signed with two of the communities during the three months ended March 31, 2025 and were ratified on June 30, 2025. On March 31, 2025, the Company’s land access agreement with the third community expired and the Company announced on April 1, 2025 that operations at Los Filos had been indefinitely suspended. The expiration of the land access agreement with the third community and announcement of suspension of operations were determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Los Filos cash generating unit (“CGU”) and performed an impairment test as at March 31, 2025. The recoverable amount of the Los Filos CGU, being its fair value less costs of disposal (“FVLCOD”), was calculated based on an in-situ value for mineral reserves and mineral resources. As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized. In estimating the FVLCOD, significant estimates and assumptions were made relating to the in-situ value for mineral reserves and mineral resources. The in-situ value per ounce was estimated by reference to comparable market transactions. These estimates and assumptions are subject to risk and uncertainty. Changes in these estimates can result in the recognition of future impairment losses.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(b)Royalty arrangements
As part of the Calibre Acquisition (note 3), the Company assumed the following significant arrangements:

Mineral property	Royalty arrangements
Nicaragua	1.5% NSR, 2% NSR, 3% NSR
Valentine	2% NSR, 3% NSR
9.    LOANS AND BORROWINGS

	Note	September 30, 2025	December 31, 2024
Credit facility	9(a)	$1,154,863	$1,080,557
Sprott Loan	3, 9(b)	308,072	—
2023 Convertible Notes		138,253	131,682
2025 Convertible Notes	3, 9(c)	22,802	—
2020 Convertible Notes	9(d)	—	135,592
Other		2,703	—
Total loans and borrowings		$1,626,693	$1,347,831

Classified and presented as:
Current(1)		$144,250	$135,592
Non-current		1,482,443	1,212,239
		$1,626,693	$1,347,831
(1)The current portion of loans and borrowings at September 30, 2025 represents the debt host component of the 2025 Convertible Notes, and the current portion of the credit facility, Sprott Loan and other borrowings (December 31, 2024 – the outstanding principal under the 2020 convertible notes issued in March 2020 (the “2020 Convertible Notes”)).
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the nine months ended September 30, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of period, including accrued interest		$1,349,582	$927,551
Financing cash flows:
Drawdowns on credit facility	9(a)	85,000	560,000
Interest paid		(88,087)	(75,846)
Transaction costs and other		(11,443)	(7,645)
Other changes:
Assumed on Calibre Acquisition	3	339,227	—
Conversion of 2020 Convertible Notes	9(d)	(139,278)	—
Interest and accretion expense		108,715	93,681
Extinguishment of convertible notes		—	(266,241)
Recognition of new convertible notes		—	259,306
Gains on non-substantial modification of debt	9(a)	(13,042)	(3,686)
Balance – end of period, including accrued interest		1,630,674	1,487,120
Less: accrued interest(1)		(3,981)	(4,661)
Balance – end of period, excluding accrued interest		$1,626,693	$1,482,459
(1)    Included in accounts payable and accrued liabilities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility
The Company’s credit facility with a syndicate of lenders consists of a revolving credit facility (the “Revolving Facility”) and a $500 million term loan (the “Term Loan”) (collectively referred to as the “Credit Facility”).
On February 28, 2025 and April 14, 2025, the Company drew down $40.0 million and $45.0 million, respectively, on the Revolving Facility.
On July 31, 2025, the Company amended the Credit Facility to increase the Revolving Facility from $700.0 million to $850.0 million and extend its maturity date from July 28, 2026 to July 31, 2029. The Term Loan maturity date was also extended from May 13, 2027 to July 31, 2029. Under the amended agreement, quarterly repayments of the Term Loan will commence on July 31, 2026 equal to 7.5% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The limit under the accordion feature was increased from $100.0 million to $150.0 million prior to the full repayment and cancellation of the Term Loan, and to $350.0 million thereafter. Interest rate margins applicable to amounts drawn under the Credit Facility were reduced from a range of 2.50% to 4.50%, based on the Company’s total net leverage ratio, to a range of 1.875% to 3.125%. Additionally, the credit spread adjustment previously ranging from 0.10% to 0.25%, based on the interest period, was set at 0.10% for all interest periods. Furthermore, certain of the financial covenants were amended, including a reduction in the interest coverage ratio and removal of both the minimum liquidity and minimum tangible net worth requirements.
The amendment to the Credit Facility was accounted for as a non-substantial modification. On modification, the Company recognized a modification gain of $13.0 million in other expense to reflect the adjusted amortized cost of the Credit Facility. Transaction costs incurred in connection with the amendment will be amortized over the remaining term of the Credit Facility.
At September 30, 2025, there was $169.6 million undrawn on the Revolving Facility. On October 31, 2025, the Company repaid $25.0 million of the outstanding principal under the Revolving Facility.
The Credit Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, including the Company’s equity interest in Calibre, but excluding the assets owned by Calibre.
The Credit Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At September 30, 2025, the Company was in compliance with the applicable covenants.
(b)Sprott Loan
As part of the Calibre Acquisition (note 3), the Company assumed the Sprott Loan which was previously obtained by Calibre for the financing of the development of Valentine. On acquisition, the Sprott Loan had a principal amount of $285.4 million.
The Sprott Loan matures on December 31, 2027. After June 30, 2027, but before September 30, 2027, the Company has an option to extend the maturity of the Sprott Loan to June 30, 2028, subject to an extension fee.
During the period from June 17, 2025 to June 30, 2025, the Company and Sprott amended several terms of the Sprott Loan, including terms relating to the timing and amounts of repayments, prepayment terms, and financial covenants (the “June 2025 Amendments”). Based on the amended terms, 50% of the outstanding principal on December 31, 2025 (the “December 2025 Principal”) is to be repaid through nine unequal quarterly repayments, commencing on December 31, 2025. The remaining 50% of the December 2025 Principal is due on the maturity date. Subject to certain conditions, the Company may elect to defer up to two non-consecutive principal repayments. This election does not apply to a final payment on maturity. Each deferred repayment will then be added pro rata to the remaining principal repayments. If the maturity date of the Sprott Loan is extended to June 30, 2028, the repayment originally scheduled on December 31, 2027 would be adjusted to 10% of the December 2025 Principal, with the remaining 40% due on the amended maturity date.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    LOANS AND BORROWINGS (CONTINUED)
(b)Sprott Loan (continued)
The Company has the option on or before June 30, 2026 to repay the outstanding balance under the Sprott Loan in full. After June 30, 2026, the Company has the option to prepay the outstanding balance under the Sprott Loan in full or in part. Under the amended terms, if the Company prepays the Sprott Loan in full on or prior to June 30, 2026, an additional amount would be payable by the Company equal to the interest that would have been accrued on the amount prepaid from the date of such prepayment to June 30, 2026. There is no such additional amount payable if the Sprott Loan is prepaid after June 30, 2026.
The Sprott Loan, which was initially measured at fair value on the date of the Calibre Acquisition, is subsequently measured at amortized cost. The June 2025 Amendments were accounted for as a non-substantial modification. Transaction costs incurred in connection with the June 2025 Amendments will be amortized over the remaining term of the Sprott Loan.
The Sprott Loan is subject to interest at 7.0% plus the greater of (i) the 3-month term secured overnight financing rate (“SOFR”) plus 0.26161%, or (ii) 2.5% per annum. Quarterly interest payments commenced on September 30, 2025. In addition, the Company must make an additional payment of $27.2 million, payable in monthly instalments of $0.4 million which commenced on July 31, 2025. The remaining balance of the additional payment is due on maturity. If the Company prepays the Sprott Loan in full, the Company would be required to pay the remaining balance of the additional payment in full at the time of prepayment.
The Sprott Loan is secured by a first-ranking security interest over all properties and assets of Marathon.
The Sprott Loan is subject to standard conditions and covenants. To maintain the classification of the liability as non-current, Marathon, as the borrower, is required to comply with certain covenants which include: (i) a minimum reserve tail ratio calculated as the ratio of (a) the remaining gold ounces contained in Valentine’s proven and probable reserves from the maturity date through to the end of the mine life to (b) a contractually specified amount of gold; (ii) a minimum balance of unrestricted cash and investments; and (iii) a minimum working capital ratio after December 31, 2025. In addition, Calibre and the Company, as the guarantors, must comply with certain covenants which include, as applicable: (i) a maximum debt to equity ratio; (ii) a minimum unrestricted cash balance; (iii) a minimum working capital ratio after December 31, 2025; (iv) a maximum total net leverage ratio; and (v) a minimum interest coverage ratio. The above covenants are calculated as at the last day of each fiscal quarter. At September 30, 2025, Marathon, Calibre and the Company were in compliance with the applicable covenants.
(c)2025 Convertible Notes
As part of the Calibre Acquisition (note 3), the Company assumed the 2025 Convertible Notes issued by Calibre in March 2025 to parties other than the Company. The assumed 2025 Convertible Notes are denominated in CAD with a principal amount of C$49.7 million ($34.3 million) as of the acquisition date. The 2025 Convertible Notes are unsecured, mature on March 4, 2030 and bear interest at 5.5% per annum, payable quarterly in arrears. At any time prior to maturity, the 2025 Convertible Notes are convertible at the holder’s option into common shares of the Company at a conversion price of C$12.14 per common share.
In the event of a change of control of the Company, the holders of the 2025 Convertible Notes may require the Company to, within 30 days following the change of control, repay the 2025 Convertible Notes at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest on the redemption date. The Company may also, upon such change of control, prepay any portion of the principal amount outstanding using the same redemption formula as described above on the principal amount being repaid.
The 2025 Convertible Notes are hybrid financial instruments consisting of a debt host financial liability and an embedded conversion option derivative liability. As the exercise price of the conversion option is denominated in CAD, the Company will receive a variable amount of cash in terms of the Company’s US dollar functional currency in exchange for a fixed amount of shares upon exercise of the conversion option by the holders. Accordingly, the conversion option is accounted for as a derivative measured at fair value through profit of loss, with changes in fair value recognized in other income or expense.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    LOANS AND BORROWINGS (CONTINUED)
(c)2025 Convertible Notes (continued)
Of the fair value of $34.0 million for the 2025 Convertible Notes on initial recognition, $11.4 million was allocated to the conversion option derivative liability and the residual amount of $22.6 million was allocated to the debt host component included in loans and borrowings. The amount allocated to the debt host component is subsequently measured at amortized cost and will be increased to the face value of the 2025 Convertible Notes over the term to maturity using an effective interest rate of 17.4%.
As the holder of the conversion option can exercise the option at any time and the Company does not have the right to defer settlement of the 2025 Convertible Notes on exercise of the conversion option, both the conversion option and the debt host components of the 2025 Convertible Notes are classified as current financial liabilities.
(d)2020 Convertible Notes
In August 2025, the 2020 Convertible Notes were fully converted into common shares of the Company. The Company issued 21.4 million common shares on conversion of the 2020 Convertible Notes and reclassified the carrying amount of the financial liability of $139.3 million and conversion option of $10.1 million that was previously included in reserves to share capital.
10.    DEFERRED REVENUE
The following table summarizes the changes in the carrying amount of deferred revenue during the nine months ended September 30, 2025:

	Note	Stream arrangement (note 10(a))	Gold prepay transactions (note 10(b))	Gold purchase and sale arrangement (note 10(c))	Other gold prepay arrangement (note 10(d))	Total
Balance – December 31, 2024		$136,343	$174,042	$72,667	$—	$383,052
Assumed on Calibre Acquisition	3	—	—	—	50,454	50,454
Gold delivered		(5,442)	(59,505)	(8,506)	(25,784)	(99,237)
Accretion expense		1,645	10,948	5,728	205	18,526
Balance – September 30, 2025		$132,546	$125,485	$69,889	$24,875	$352,795

					September 30, 2025	December 31, 2024
Classified and presented as:
Current(1)					$181,802	$116,334
Non-current					170,993	266,718
					$352,795	$383,052
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within twelve months of the reporting date.
(a)Stream arrangement
During the three and nine months ended September 30, 2025, the Company delivered 1,225 and 3,570 gold ounces, respectively (2024 – 1,172 and 1,172 gold ounces, respectively), under the stream arrangement it assumed as part of the Greenstone Acquisition. The Company received average cash consideration of $694 and $639 per ounce for the three and nine months ended September 30, 2025, respectively (2024 – $489 and $489 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $2.7 million and $7.7 million, respectively (2024 – $2.4 million and $2.4 million, respectively).
(b)Gold prepay transactions
During the three and nine months ended September 30, 2025, the Company delivered 11,606 and 27,080 gold ounces, respectively (2024 – nil), under the gold prepay transactions with certain of its lenders (the “Gold Prepay Transactions”), of which 4,661 and 10,876 gold ounces, respectively (2024 – nil), were made on a spot price basis.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

10.    DEFERRED REVENUE (CONTINUED)
(b)Gold prepay transactions (continued)
For the three and nine months ended September 30, 2025, the Company received average consideration of $1,358 and $1,203 per ounce sold on a spot price basis, respectively (2024 – nil), representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three and nine months ended September 30, 2025, which consists of the consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $31.8 million and $72.6 million, respectively (2024 – nil).
(c)Gold purchase and sale arrangement
During the three and nine months ended September 30, 2025, the Company delivered 1,500 and 4,500 gold ounces, respectively (2024 – 1,500 and 4,500 gold ounces, respectively), under the gold purchase and sale arrangement with Versamet. The Company received average cash consideration of $690 and $639 per ounce for the three and nine months ended September 30, 2025, respectively (2024 – $494 and $459 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $3.9 million and $11.4 million, respectively (2024 – $3.6 million and $10.6 million, respectively).
(d)Other gold prepay arrangement
As part of the Calibre Acquisition (note 3), the Company assumed the obligation under a gold prepay arrangement under which the Company must deliver 2,500 gold ounces per month until December 2025 for no additional consideration. In addition to the gold deliveries, the Company is required to pay interest equal to the 1-month SOFR plus 4.5% per annum on a monthly basis.
The gold prepay arrangement is accounted for as a contract with a customer. During the three and nine months ended September 30, 2025, the Company delivered 7,500 gold ounces (2024 – nil) under the gold prepay arrangement and recognized revenue of $25.8 million (2024 – nil).
11.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at September 30, 2025 and December 31, 2024:

	Note	September 30, 2025	December 31, 2024
Foreign exchange contracts	11(a)(i)	$14,072	$—
Other		4,278	81
		$18,350	$81

Classified and presented as:
Current(1)		$15,203	$—
Non-current(2)		3,147	81
		$18,350	$81
(1)    Included in other current assets.
(2)    Included in other non-current assets.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

11.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, Brazilian Réal (“BRL”), and Mexican Pesos (“MXN”). At September 30, 2025, the Company had in place USD:CAD, USD:BRL, and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$226,000	$37,000	1.34	1.41
BRL	248,000	19,000	5.72	6.30
MXN	33,000	—	18.43	21.28
The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net asset (liability) – beginning of period	$10,283	$(19,553)	$(54,280)	$18,072
Settlements	(4,099)	806	(1,491)	(13,289)
Change in fair value	7,355	3,606	69,310	(19,924)
Net asset (liability) – end of period	$13,539	$(15,141)	$13,539	$(15,141)
The fair value of the foreign exchange contracts outstanding at September 30, 2025 and December 31, 2024 is presented as follows:

	September 30, 2025	December 31, 2024
Net asset (liability) presented as:
Current derivative assets	$13,620	$—
Non-current derivative assets	452	—
Current derivative liabilities	(437)	(47,792)
Non-current derivative liabilities	(96)	(6,488)
	$13,539	$(54,280)
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at September 30, 2025 and December 31, 2024:

	Note	September 30, 2025	December 31, 2024
Foreign exchange contracts	11(a)(i)	$533	$54,280
Gold contracts	11(b)(i)	53,407	20,501
Greenstone contingent consideration	11(b)(ii)	123,673	86,223
2025 Convertible Notes conversion option	11(b)(iii)	30,228	—
Other		31,250	1,931
		$239,091	$162,935

Classified and presented as:
Current		$198,004	$116,563
Non-current		41,087	46,372
		$239,091	$162,935

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

11.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Gold contracts
At September 30, 2025, the Company had 29,997 total notional ounces remaining under its outstanding gold collar contracts with a weighted average put and call strike price of $2,100 and $3,487, respectively.
At September 30, 2025, the Company also had financial swap agreements for gold bullion outstanding that were entered into in March 2023 and June 2023, as amended in October 2024, in connection with certain of the Gold Prepay Transactions (note 10(b)). Under the swap agreements, which are cash-settled, the Company receives a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.
The following table summarizes the changes in the carrying amount of the gold contracts during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Liability – beginning of period	$36,925	$14,388	$20,501	$4,009
Settlements	(6,930)	(7,178)	(34,615)	(17,014)
Change in fair value	23,412	25,200	67,521	45,415
Liability – end of period	$53,407	$32,410	$53,407	$32,410
The fair value of the gold contracts outstanding at September 30, 2025 and December 31, 2024 is presented as follows:

	September 30, 2025	December 31, 2024
Current derivative liabilities	$53,407	$9,871
Non-current derivative liabilities	—	10,630
	$53,407	$20,501
(ii)Greenstone contingent consideration
At September 30, 2025, the Company had a contingent payment obligation to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces at Greenstone (the “Greenstone Contingent Consideration”).
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Balance – beginning of period	$107,288	$75,724	$86,223	$11,279
Assumed on Greenstone Acquisition	—	—	—	51,698
Change in fair value	16,385	9,936	37,450	22,683
Balance – end of period	$123,673	$85,660	$123,673	$85,660

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

11.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Greenstone contingent consideration (continued)
The fair value of the Greenstone Contingent Consideration at September 30, 2025 and December 31, 2024 is presented as follows:

	September 30, 2025	December 31, 2024
Current derivative liabilities	$82,682	$57,839
Non-current derivative liabilities	40,991	28,384
	$123,673	$86,223
On October 2, 2025, the Company paid to the counterparty $41.0 million in cash, representing the cash equivalent value of 11,111 ounces of refined gold, upon reaching the production milestone of 250,000 ounces.
(iii)2025 Convertible Notes conversion option
The following table summarizes the changes in the carrying amount of the 2025 Convertible Notes conversion option (note 9(c)) during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Balance – beginning of period	$11,419	$—	$—	$—
Assumed on Calibre Acquisition	—	—	11,419	—
Change in fair value	18,809	—	18,809	—
Balance – end of period	$30,228	$—	$30,228	$—
12.    OTHER CURRENT LIABILITIES

	September 30, 2025	December 31, 2024
Current portion of lease liabilities	$41,455	$19,833
Current portion of equipment financing facilities	35,610	16,004
Current portion of reclamation and closure cost provisions	32,426	11,972
Other current liabilities	13,099	4,349
	$122,590	$52,158

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

13.    RECLAMATION AND CLOSURE COST PROVISIONS

	Note	Canada	USA	Nicaragua	Brazil	Mexico	Total
Balance – December 31, 2024		$44,482	$35,666	$—	$39,198	$22,800	142,146
Assumed on Calibre Acquisition	3	17,745	16,751	53,509	—	—	88,005
Change in estimates		19,733	974	—	(2,236)	11,805	30,276
Reclamation expenditures		(1,064)	—	(346)	(1,030)	—	(2,440)
Reclassification to liabilities relating to assets held for sale	7	—	(16,961)	—	—	—	(16,961)
Accretion		1,418	1,331	689	2,320	2,392	8,150
Foreign exchange		765	—	—	6,449	3,568	10,782
Balance – September 30, 2025		$83,079	$37,761	$53,852	$44,701	$40,565	$259,958

At September 30						2025	2024
Classified and presented as:
Current(1)						$32,426	$11,972
Non-current						227,532	130,174
Total reclamation and closure cost provisions						$259,958	$142,146
(1)Included in other current liabilities.
The Company’s reclamation and closure cost provisions at September 30, 2025 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 4.1% (December 31, 2024 – 2.0% to 4.1%) and discount rates of 2.4% to 9.2% (December 31, 2024 – 3.0% to 10.6%) depending on the region in which the costs will be incurred. At September 30, 2025, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $353.7 million (December 31, 2024 – $225.4 million).
The Company is required to post security for reclamation and closure costs for certain of its mineral properties. At September 30, 2025, the Company had met its security requirements in the form of bonds posted through surety underwriters totaling $148.2 million (December 31, 2024 – $90.3 million).
14.    OTHER NON-CURRENT LIABILITIES

	Note	September 30, 2025	December 31, 2024
Equipment financing facilities	14(a)	$154,500	$85,858
Lease liabilities		80,664	60,533
Provision for legal matters		10,918	6,395
Cash-settled share-based payments		7,164	5,371
Other non-current liabilities		30,989	13,320
		$284,235	$171,477
(a)Valentine equipment financing facility
As part of the Calibre Acquisition (note 3), the Company assumed an equipment financing facility which provides Valentine with financing for 90% of the cost of new mobile equipment for use in the construction and development of Valentine until December 31, 2025. The facility’s total available financing amount is $121.5 million. Amounts drawn are subject to fixed interest rates determined at the time of draw based on the 3-month SOFR and a margin of 4.2%. Amounts drawn under the facility are repayable quarterly over a period of four to six years, with payments commencing upon commissioning of the units. At September 30, 2025, there was $19.3 million available to the Company under the facility.
The carrying amount of the Valentine equipment financing facility at September 30, 2025 was $88.3 million, of which $16.5 million is included in other current liabilities and $71.8 million is included in other non-current liabilities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

15.    OPERATING EXPENSE
Operating expense during the three and nine months ended September 30, 2025 and 2024 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Raw materials and consumables	$138,782	$97,248	$303,238	$246,173
Salaries and employee benefits(1)	67,727	56,999	169,062	138,147
Contractors	118,808	81,785	256,934	187,763
Repairs and maintenance	27,129	20,458	65,075	54,886
Site administration	25,898	23,784	75,515	79,300
Royalties	31,382	9,224	55,341	20,459
	409,726	289,498	925,165	726,728
Change in inventories	(37,813)	(21,149)	(31,010)	(70,564)
Total operating expense	$371,913	$268,349	$894,155	$656,164
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three and nine months ended September 30, 2025, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $95.9 million and $233.0 million, respectively (2024 – $62.4 million and $155.5 million, respectively).
16.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and nine months ended September 30, 2025 and 2024 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and employee benefits	$17,265	$4,810	$33,476	$15,325
Professional fees	5,134	2,253	18,930	8,212
Share-based compensation	9,548	3,275	17,326	9,214
Office and other expenses	3,383	2,498	8,644	6,465
Depreciation	228	602	470	1,019
Total general and administration expense	$35,558	$13,438	$78,846	$40,235

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

17.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and nine months ended September 30, 2025 and 2024 consists of the following:

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Change in fair value of foreign exchange contracts	11(a)(i)	$7,355	$3,606	$69,310	$(19,924)
Change in fair value of gold contracts	11(b)(i)	(23,412)	(25,200)	(67,521)	(45,415)
Change in fair value of Greenstone Contingent Consideration	11(b)(ii)	(16,385)	(9,936)	(37,450)	(22,683)
Change in fair value of 2025 Convertible Notes conversion option	11(b)(iii)	(18,809)	—	(18,809)	—
Foreign exchange (loss) gain		2,470	(1,380)	(17,366)	7,003
Gain on remeasurement of previously held interest in Greenstone		—	—	—	579,817
Gain on reclassification of investment in Versamet		—	—	—	5,562
Gain on modification of debt		13,042	—	13,042	5,383
Other (expense) income		(6,771)	3,264	(9,544)	10,837
Total other (expense) income		$(42,510)	$(29,646)	$(68,338)	$520,580
18.    NET INCOME PER SHARE
The calculations of basic and diluted net income per share (“EPS”) for the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30,
	2025			2024
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	771,312,305	$85,575	$0.11	428,530,139	$303	$0.00
Dilutive RSUs and pRSUs	4,363,125	—		5,845,076	—
Dilutive stock options	6,197,874	—		161,523	—
Diluted EPS	781,873,304	85,575	$0.11	434,536,738	303	$0.00

	Nine months ended September 30,
	2025			2024
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	576,638,190	$33,941	$0.06	381,828,562	$311,017	$0.81
Dilutive RSUs and pRSUs	4,616,748	—		5,761,169	—
Dilutive stock options	2,341,391	—		201,250	—
Dilutive convertible notes	—	—		73,948,036	9,405
Diluted EPS	583,596,329	33,941	$0.06	461,739,017	320,422	$0.69

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company’s operating segments are exposed to different operating, financial and regulatory risks.
The following table presents significant information about the Company’s reportable segments as reported to the Company’s CODM:

Three months ended September 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$195,580	$(80,695)	$(38,293)	$—	$—	$76,592
Mesquite	90,278	(37,753)	(22,349)	—	—	30,176
Pan(1)	37,916	(17,102)	(6,047)	—	—	14,767
Nicaragua(1)	244,860	(123,002)	(58,567)	(6,246)	—	57,045
Brazil(2)	234,723	(108,110)	(42,462)	(2,582)	—	81,569
Valentine(1)	—	—	—	(1,554)	—	(1,554)
Castle Mountain(3)	8,676	(779)	1,449	(72)	(2,070)	7,204
Los Filos(4)	6,977	(4,472)	(704)	—	(25,664)	(23,863)
Corporate	—	—	—	(1,204)	(35,558)	(36,762)
	$819,010	$(371,913)	$(166,973)	$(11,658)	$(63,292)	$205,174

Three months ended September 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(5)	$106,116	$(40,716)	$(3,854)	$(107)	$—	$61,439
Mesquite	37,616	(23,352)	(5,786)	—	—	8,478
Brazil(2)	148,907	(96,275)	(31,093)	(2,060)	—	19,479
Castle Mountain	13,019	(9,525)	(881)	(126)	—	2,487
Los Filos	122,728	(98,481)	(17,045)	(112)	—	7,090
Corporate	—	—	—	(1,353)	(13,438)	(14,791)
	$428,386	$(268,349)	$(58,659)	$(3,758)	$(13,438)	$84,182
(1)The above segment information includes the results of Pan, Nicaragua and Valentine from the date of the Calibre Acquisition (note 3). The Nicaragua reportable segment consists of La Libertad and El Limon.
(2)In September 2025, following the Calibre Acquisition (note 3) and reassessment of the Company’s operating and reportable segments, the Company changed its internal reporting to combine the financial information for Aurizona, Bahia Complex, and RDM into one reportable segment, referred to as Brazil. These mines are all located in Brazil, have similar economic characteristics, and share management oversight. The segment information for the current period reflects the combination of Aurizona, Bahia Complex and RDM into one reportable segment and the segment information for the comparative period has been restated to conform with the current period presentation.
(3)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s phase 2 project and residual heap leach processing commenced. Residual leaching and gold production continued through 2025. Other operating expenses at Castle Mountain for the three months ended September 30, 2025 relate to care and maintenance costs.
(4)On April 1, 2025, the Company announced that operations at Los Filos had been indefinitely suspended following the expiry of its land access agreement with one of the communities where Los Filos is located. Other operating expenses at Los Filos for the three months ended September 30, 2025 relate to care and maintenance costs incurred in connection with the winding down and shut down of operating activities, of which $0.2 million relates to severance costs.
(5)The first gold pour at Greenstone occurred on May 22, 2024 and the mine reached commercial production on November 6, 2024.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION (CONTINUED)

Nine months ended September 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$491,319	$(227,501)	$(109,251)	$—	$—	$154,567
Mesquite	226,838	(97,025)	(41,838)	—	—	87,975
Pan(1)	41,501	(18,895)	(6,738)	—	—	15,868
Nicaragua(1)	244,860	(123,002)	(58,567)	(6,246)	—	57,045
Brazil(2)	585,566	(301,046)	(125,592)	(5,961)	—	152,967
Valentine(1)	—	—	—	(1,554)	—	(1,554)
Castle Mountain(3)	24,115	(6,191)	1,154	(379)	(5,363)	13,336
Los Filos(4)	107,175	(120,495)	(12,775)	(912)	(67,572)	(94,579)
Corporate	—	—	—	(2,246)	(78,846)	(81,092)
	$1,721,374	$(894,155)	$(353,607)	$(17,298)	$(151,781)	$304,533

Nine months ended September 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(5)	$130,066	$(58,297)	$(4,852)	$(107)	$—	$66,810
Mesquite	127,706	(75,521)	(22,242)	—	—	29,943
Brazil(2)	385,695	(279,953)	(82,091)	(5,295)	—	18,356
Castle Mountain	37,407	(28,217)	(3,081)	(313)	—	5,796
Los Filos	258,264	(214,176)	(36,762)	(353)	—	6,973
Corporate	—	—	—	(2,814)	(40,235)	(43,049)
	$939,138	$(656,164)	$(149,028)	$(8,882)	$(40,235)	$84,829
(1)The above segment information includes the results of Pan, Nicaragua and Valentine from the date of the Calibre Acquisition (note 3).
(2)The above segment information for the current and comparative periods reflects the combination of Aurizona, Bahia Complex, and RDM into one reportable segment.
(3)Other operating expenses at Castle Mountain for the nine months ended September 30, 2025 relate to care and maintenance costs.
(4)Other operating expenses at Los Filos for the nine months ended September 30, 2025 relate to care and maintenance costs incurred in connection with the winding down and shut down of operating activities, of which $15.7 million relates to severance costs.
(5)The first gold pour at Greenstone occurred on May 22, 2024 and the mine reached commercial production on November 6, 2024.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

19.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	September 30 2025	December 31 2024	September 30 2025	December 31 2024
Greenstone	$3,907,766	$3,774,047	$(1,250,658)	$(1,136,784)
Mesquite	316,550	319,572	(54,236)	(44,267)
Pan	161,063	—	(30,999)	—
Nicaragua	1,364,589	—	(528,730)	—
Brazil(1)	898,752	920,801	(185,142)	(151,231)
Valentine	1,838,946	—	(744,056)	—
Castle Mountain	348,404	333,317	(13,385)	(13,253)
Los Filos	1,033,258	1,162,039	(211,482)	(248,196)
Corporate	438,995	203,819	(1,713,894)	(1,722,312)
	$10,308,323	$6,713,595	$(4,732,582)	$(3,316,043)
(1)The above segment information for the current and comparative periods reflects the combination of Aurizona, Bahia Complex, and RDM into one reportable segment.

	Capital expenditures(1)
Nine months ended September 30	2025	2024
Greenstone	$147,172	$281,773
Mesquite	37,010	12,559
Pan	7,084	—
Nicaragua	37,879	—
Brazil(2)	109,747	84,661
Valentine	125,777	—
Castle Mountain	4,948	3,748
Los Filos	8,137	37,393
Corporate	—	249
	$477,754	$420,383
(1)Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the nine months ended September 30, 2025 exclude non-cash additions (note 8) and include a decrease in accrued expenditures of $15.5 million (2024 – exclude $32.8 million of non-cash additions to right-of-use assets, $6.9 million of capitalized depreciation and depletion, $71.9 million of capitalized borrowing costs, and include a decrease in accrued expenditures of $9.4 million).
(2)The above segment information for the current and comparative periods reflects the combination of Aurizona, Bahia Complex and RDM into one reportable segment.
20.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Increase) decrease in trade and other receivables	$(36,718)	$(3,369)	$(26,861)	$8,209
Increase in inventories	(53,072)	(23,788)	(56,787)	(96,000)
Decrease (increase) in prepaid expenses and other current assets	11,497	8,434	18,870	(9,425)
(Decrease) increase in accounts payable and accrued liabilities	(2,986)	28,113	(28,382)	4,026
Changes in non-cash working capital	$(81,279)	$9,390	$(93,160)	$(93,190)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

21.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At September 30, 2025	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$54,752	$—	$—	$54,752
Derivative assets(1)	—	14,157	4,193	18,350
Other financial assets(2)	55,085	38,626	—	93,711
Derivative liabilities(1)	—	(115,418)	(123,673)	(239,091)
Net financial assets (liabilities)	$109,837	$(62,635)	$(119,480)	$(72,278)

At December 31, 2024
Marketable securities	$6,142	$—	$—	$6,142
Derivative assets(1)	—	81	—	81
Other financial assets(2)	—	29,094	32,317	61,411
Derivative liabilities(1)	—	(74,781)	(88,154)	(162,935)
Net financial assets (liabilities)	$6,142	$(45,606)	$(55,837)	$(95,301)
(1)Includes current and non-current derivatives (note 11).
(2)Other financial assets measured at fair value at September 30, 2025 and December 31, 2024 relate to the convertible note receivable from Bear Creek Mining Corporation (“Bear Creek”) (the “Bear Creek Convertible Note”) and the portion of the investment in Versamet included in other non-current assets (note 4).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities. The fair value of the investment in Versamet included in marketable securities and other non-current assets at September 30, 2025 is based on the quoted market price of the common shares of Versamet that are freely tradable at such date.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair value of the Company’s foreign currency contracts is based on forward foreign exchange rates and the fair value of the Company’s gold contracts is based on forward metal prices. The fair value of the 2025 Convertible Notes conversion option is estimated using a convertible debt valuation model which considers the contractual terms of the 2025 Convertible Notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instruments.
The fair value of the Bear Creek Convertible Note is determined using a convertible debt valuation model based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair value of the investment in Versamet at December 31, 2024 is measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
The Company recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the event or change in circumstance that caused the transfer occurs. Effective April 1, 2025, a transfer of $32.3 million relating to the investment in Versamet was made from Level 3 to Level 1 of the fair value hierarchy to reflect the commencement of the common shares of Versamet trading on a public stock exchange.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

21.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At September 30, 2025 and December 31, 2024, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		September 30, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,154,863	$1,182,513	$1,080,557	$1,106,280
Sprott Loan(1)	2	308,072	309,289	—	—
2023 convertible notes(2)	1	138,253	331,310	131,682	188,025
2025 Convertible Notes(3)	2	22,802	23,443	—	—
2020 Convertible Notes(4)	2	—	—	135,592	144,127
Equipment financing facilities(5)	2	190,110	196,438	101,862	102,578
(1)The fair values of the Credit Facility (note 9(a)) and Sprott Loan (note 9(b)) are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amount of the 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) represents the liability component of the convertible notes (note 9), while the fair value represents the liability and equity components of the convertible notes. The fair value is based on the quoted market price of the 2023 Convertible Notes.
(3)The carrying amount and fair value of the 2025 Convertible Notes (note 9(c)) represent the debt host component of the hybrid financial instruments. The fair value is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)The carrying amount of the 2020 Convertible Notes at December 31, 2024 represents the liability component of the convertible notes (note 9(d)), while the fair value represents the liability and equity components of the convertible notes. The fair value at December 31, 2024 represents the fair value of the liability component of $137.0 million and the fair value of the equity component of $7.1 million. The fair value of the liability component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(5)The fair value of the equipment financing facilities at Greenstone and Valentine (the “Equipment Facilities”) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. At September 30, 2025, the carrying amount of the Equipment Facilities, excluding accrued interest, was $190.1 million (December 31, 2024 – $101.9 million), of which $35.6 million (December 31, 2024 – $16.0 million) is included in other current liabilities and $154.5 million (December 31, 2024 – $85.9 million) is included in other non-current liabilities.
22.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. During the nine months ended September 30, 2025, there were no material changes in the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks except as described below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

22.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at September 30, 2025:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$359,897	$—	$—	$—	$—	$—	$359,897
Loans and borrowings(1)(4)	242,027	323,757	388,678	1,064,554	36,507	—	2,055,523
Derivative liabilities(2)	53,844	96	—	—	—	—	53,940
Lease liabilities(4)	45,658	30,684	20,777	14,194	6,508	17,766	135,587
Other financial liabilities(1)(3)(4)	53,331	53,915	52,943	44,148	31,151	4,362	239,850
Reclamation and closure costs(4)	29,661	29,125	29,230	28,476	17,077	220,116	353,685
Purchase commitments(4)	156,593	17,053	8,706	6,800	6,582	24,082	219,816
Other operating commitments(4)	1,256	3,225	3,225	3,225	3,225	51,227	65,383
Total	$942,267	$457,855	$503,559	$1,161,397	$101,050	$317,553	$3,483,681
(1)Amounts included in the above table include principal and interest payments, except accrued interest, which is included in trade payables and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities in the above table mainly relate to the Equipment Facilities.
(4)Amounts included in the above table represent the undiscounted future cash flows.
The Company has an $850.0 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2023 Convertible Notes, 2025 Convertible Notes, and the Sprott Loan, unless it is being repaid in full. At September 30, 2025, there was $169.6 million undrawn on the Revolving Facility (note 9(a)).
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after considering the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure.
23.    CONTINGENCIES
The Company is a defendant in various lawsuits, and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits, and legal and other actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At September 30, 2025, the Company recognized a provision of $10.9 million (December 31, 2024 – $6.4 million) for legal, environmental and other matters which is included in other non-current liabilities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

23.    CONTINGENCIES (CONTINUED)
At September 30, 2025, the Company had the following significant outstanding matters:
(a)Tax
The Company’s Nicaraguan subsidiaries have previously credited paid mining taxes against income taxes based on its interpretation of relevant tax legislation. The Nicaraguan tax authority has advised that it would not apply mining taxes paid by such subsidiaries for the years 2019 to 2024 against income taxes for these years. As at September 30, 2025, a total amount of $38.4 million, which includes $11.3 million of interest and penalties, is being claimed by the tax authority. In September 2025, the Nicaragua Customs and Administrative Tax Tribunal, who is responsible for hearing appeals against decisions by the tax authority, issued a ruling in favour of the tax authority. The fair value of the obligation of $37.4 million in respect of this matter as at the date of the Calibre Acquisition was included as part of the liabilities assumed by the Company (note 3). The Company can take legal recourse to seek a remedy or engage in settlement discussions with the tax authority. Any change in the probable amount of cash flow required to settle the claim will be recognized as an adjustment to the provision in the period in which the change occurs.
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale of the Mercedes Mine included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at September 30, 2025. Accordingly, no amount has been recognized as a provision in relation to this matter at September 30, 2025. The amount and timing of any final assessment in the audit is uncertain and may be appealed.
The Company is subject to a tax audit by the Servicio de Administración Tributaria (“SAT”) in Mexico for the 2017 tax year for Los Filos. The primary matter under review relates to a $206.0 million deduction claimed for inventory impairment. The amount and timing of an assessment remain uncertain and could be material to the Company’s financial position. In the event of an unfavourable assessment, the Company intends to vigorously pursue all available administrative appeals and, if necessary, judicial remedies, which could extend the resolution process over several years. As the likelihood that the Company will incur a cash outflow in respect of this matter is not considered probable at this time, no amount has been recognized as a provision in relation to this matter at September 30, 2025.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. Public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for these matters will occur. Accordingly, no amount has been recognized in relation to the public civil actions and criminal proceedings.